Exhibit 3.1

AMENDMENT TO

BYLAWS

OF

LUBY’S, INC.

The Bylaws (the “Bylaws”) of Luby’s, Inc., a Delaware corporation, are hereby amended effective as of October 21, 2015 as follows:

1.     The first sentence of Section 10(c)(1) of Article II of the Bylaws is amended and restated in its entirety to read as follows:

“(c) General. (1) Unless otherwise determined by the Board, only such persons who are nominated in accordance with the procedures set forth in this Section 10 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in these Bylaws.”

2.     Except as set forth above, the remaining provisions of the Bylaws shall not be amended hereby and shall remain in full force and effect.